Mail Stop 6010
Via Facsimile and U.S. Mail


September 7, 2005

Mr. Kuneo Ishihara
President and Representative Director
Millea Holdings, Inc
Otemachi First Square West 10F
5-1 Otemachi 1-chome
Chiyoda-ku, Tokyo 1000-004, Japan

      Re:	Millea Holdings, Inc.
      Form 20-F for Fiscal Year Ended March 31, 2004
	            File No. 000-31376

Dear Mr. Ishihara:

      We have reviewed your responses, dated September 2, 2005 and September 6, 2005, made in connection with comments 3 through 5 in our August 26, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We understand that you will be responding to the rest of our August 26, 2005 comments by approximately September 9, 2005.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Consolidated Financial Statements

Note 4. Reinsurance, page F-26
1. Please refer to prior comment 4. We have read your proposed new disclosure. You appear to have determined that the amount of loss reserves related to JER was "nil" at March 31, 2004 because no earthquake losses were outstanding at that time and none had been charged to the Company through JER. Apparently, when such retrocessional losses are outstanding, you record them on an incurred basis in accordance with SFAS 60. Please expand your proposed disclosures in MD&A to discuss the amount of related premiums, claims and profit for each period presented for this line of business.

Note 16. Business Segments, page F-39

2. Please refer to prior comment 5. It appears from your proposed disclosure that the caption, "Japanese GAAP income before income tax expense," is based on premiums written and losses paid. Please confirm to us that under Japanese GAAP, revenue recognition is determined on a premiums written and not a premiums earned basis and loss expense recognition is on a paid and not an accrual basis.
If
this is not Japanese GAAP, please clarify your disclosure accordingly.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

           You may contact Frank Wyman, Staff Accountant, at 202-
551-
3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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Mr. Kuneo Ishihara
Millea Holdings, Inc.
September 7, 2005
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